MITCHELL S. NUSSBAUM Attorney At Law 345 Park Avenue New York, NY 10154	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

July 28, 2008

David L. Orlic, Special Counsel
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Intelli-Check-Mobilisa, Inc.
Amendment No. 1 to Form S-3
Filed: July 8, 2008
File No. 333-151302

Form 10-Q for the quarterly period ended March 31, 2008
Filed: May 15, 2008
File No. 000-50296

Dear Mr. Orlic:

On behalf of our client, Intelli-Check - Mobilisa, Inc., a Delaware corporation (the “Company”), we are responding to comments provided to the Company by the Staff in its letter to Nelson Ludlow dated July 23, 2008 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 21

1.
We note your proposed language regarding disclosure controls and procedures for use in future filings. The effectiveness conclusion that you express in your reports must be that of your chief executive officer and chief financial officer, not that of your management with the participation of those officers. See Item 307 and Item 601(b)(31)(i) of Regulation S-K. Also, please do not limit the effectiveness conclusion itself with reference to the definition of disclosure controls and procedures, but rather simply state the conclusions of the relevant officers as to whether your disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as of the end of the period covered by the report. See Item 307 Regulation S-K. If you determine to set out the definition of disclosure controls and procedures in your disclosure, please place this language elsewhere. In your response, please confirm your understanding of these matters with respect to future filings.

David L. Orlic
July 28, 2008

The Company’s Chief Executive Officer and Chief Financial Officer did conclude, as of March 31, 2008, that the Company’s disclosure controls and procedures were effective. The Company understands the matters specified in the Staff’s letter. In future filings, the Company will use the following language in response to Item 4 of Part I of Form 10-Q:

“Our Chief Executive Officer and our Chief Financial Officer evaluated, together with the participation of our management, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q. As of [date], our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures, as defined in Securities Exchange Act Rule 13a-15(e), were effective.

Our disclosure controls and procedures have been formulated to ensure (i) that information that we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 were recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) that information required to be disclosed by us is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.”

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Very truly yours,

/s/ Mitchell S. Nussbaum

Mitchell S. Nussbaum